SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Register 1431-1
SEC Register (CUSIP) 20441B407 – Preferred “B”
SEC Register (CUSIP) 20441B308 – Common
LATIBEX Register 29922 – Preferred “B”

ANNUAL SHAREHOLDERS’ MEETING
CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - COPEL are hereby summoned to the Annual Shareholders’ Meeting, to be held at the Company’s headquarters, located at Rua Coronel Dulcídio no 800, Curitiba, at 2:00 pm, on April 27, 2007, in order to deliberate on the following agenda:

1.	Analysis, discussion and voting of the Management Report, balance sheet and other accounting statements, referring to the fiscal year 2006;
2.	The Executive Board’s proposal for the allocation of 2006 net income and the payment of the productivity based profit sharing program for the same fiscal year;
3.	Analysis, discussion and voting of the Executive Board’s Proposal for a Capital Increase, upon the full incorporation of retained income reserve for the fiscal years 2004 and partial incorporation of the fiscal year 2005, for they were allocated to the Company’s investment program and, consequent amendments to article 4 of the Company’s Bylaws, in compliance with the prerogative foreseen at paragraph 1 of the article 7, of the Company’s Bylaws, due to the conversion of PNA shares into PNB shares, at the request of shareholders;
4.	Election of Board of Directors members, due to the end of the term of office;
5.	Election of Fiscal Committee members, due to the end of the term of office;
6.	Establishment of Management and Fiscal Committee members’ compensation; and
7.	Ratification of the newspapers where the Company will publish its information as foreseen at the Federal Law 6404/76.

Note:
a) Powers of attorney for the Shareholders’ Meeting should be filed at Copel’s headquarters, with the Investor Relations Department, at Rua Coronel Dulcídio, 800, 3º andar, in Curitiba, up to 24 hours prior to the meeting;
b) The documents related to the issues on the agenda are available to shareholders at the Company’s headquarters; and
c) Pursuant to CVM Instruction 282 of June 26, 1998, the minimum percentage of the voting capital necessary to request a multiple vote in the election of the members of the Board of Directors is 5% (five per cent).

Curitiba, March 23, 2007.

 João Bonifácio Cabral Júnior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.